Exhibit 99.1

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
May 5, 2014
________________________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 12, 2014
________________________

Dear MediWound Ltd. Shareholders:

We cordially invite you to attend an Extraordinary General Meeting of shareholders of MediWound Ltd., or the Company, to be held at 5:00 p.m. (Israel time) on Thursday, June 12, 2014, at our offices at 42 Hayarkon Street, Yavne 8122745, Israel.

The Meeting is being called for the following purposes:

(1)	to elect Ms. Sarit Firon as an external director of the Company, subject to, and in accordance with, the provisions of the Israeli Companies Law-1999 (the “Companies Law”);

(2)	to elect Dr. Abraham Havron as an external director of the Company, subject to, and in accordance with, the provisions of the Companies Law; and

(3)
to cancel NIS 7,554.92 of the Company's authorized share capital, comprising 755,492 dormant Ordinary Shares that were previously repurchased and are currently held by the Company as treasury shares and amend the Company’s Amended and Restated Articles of Association accordingly.

 The Board of Directors of the Company (the “Board”) recommends that you vote in favor of each of the above proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on Monday, May 12, 2014 are entitled to notice of and to vote at the meeting.

 Please sign, date and mail the enclosed proxy card in the envelope provided. The proxy must be received by our transfer agent or at our registered office at least 48 hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” each of the proposals described above. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

 If your shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and this notice and accompanying proxy statement are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.

Sincerely, Ruben Krupik Chairman of the Board of Directors

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
+ 972 8 932 4010
__________________________

PROXY STATEMENT
______________________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of MediWound Ltd. (the “Board”), to which we refer as MediWound, or the Company, to be voted at an Extraordinary General Meeting of shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of shareholders. The Meeting will be held at 5:00 p.m. (Israel time) on Thursday, June 12, 2014, at our offices at 42 Hayarkon Street, Yavne 8122745, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting of shareholders and the enclosed proxy card or voting instruction card are being made available to holders of MediWound ordinary shares, on or about May 19, 2014.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Monday, May 12, 2014, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)	to elect Ms. Sarit Firon as an external director of the Company, subject to, and in accordance with, the provisions of the Israeli Companies Law-1999 (the “Companies Law”);

(2)	to elect Dr. Abraham Havron as an external director of the Company, subject to, and in accordance with, the provisions of the Companies Law; and

(3)
to cancel NIS 7,554.92 of the Company's authorized share capital, comprising 755,492 dormant Ordinary Shares that were previously repurchased and are currently held by the Company as treasury shares and amend the Company’s Amended and Restated Articles of Association accordingly.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On April 30, 2014, we had 21,297,844 ordinary shares issued and outstanding (excluding treasury shares). Each ordinary share outstanding as of the close of business on the record date, Monday, May 12, 2014, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Vote Required for Approval of each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, the approval of each of  Proposal One and Proposal Two requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
the majority voted in favor of the proposal includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

For these purposes, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds 50% or more of the voting rights in the Company or has the right to appoint the majority of the directors of the Company or its general manager (although with respect to certain matters, a controlling shareholder is deemed to include a person that holds 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights in the Company), but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the Company. A “personal interest” of a shareholder includes an interest of any person in an action or transaction of the Company, including a personal interest of such person's relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one's ownership of shares in the Company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card. Attached is the proxy card for the Meeting that is being solicited by our Board. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 42 Hayarkon Street, Yavne 8122745, Israel, or our registrar and transfer agent receives it in the enclosed envelope not later than forty-eight (48) hours before the time fixed for the Meeting on June 12, 2014.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction card without giving specific instructions your shares will be voted in favor of the proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting.

If you possess a personal interest in the approval of Proposal One or Proposal Two you must indicate in writing (in the space provided on the proxy card) that you possess such a personal interest, and you must contact our Company’s General Counsel at +972-8-932-4010 or Fax; +972-8-932-4011, who will advise you as to how to submit your vote for those proposal(s).

If your shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares

Where a beneficial owner has executed and returned a proxy card or voting instruction card, but has not provided voting instructions with respect to a proposal, a broker may not be permitted to instruct the depositary to cast a vote with respect to the proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on such proposal. Such shares have no impact on the outcome of the voting on such proposal.

If as a beneficial owner you believe that you possess a personal interest in the approval of Proposal One or Proposal Two, you should contact the representative managing your account, who should then contact our General Counsel on your behalf.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Monday, May 12, 2014. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on May 12, 2014, or which appear in the participant listing of a securities depository on that date

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the General Counsel of the Company or to vote in person at the Meeting.

Solicitation of Proxies

A form of proxy for use at the Meeting accompanied by a return envelope is enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours prior to the Meeting, will be voted in favor of the proposals and any other matters that may be presented to the Meeting, as described above.

Proxies are being distributed to shareholders on or about May 19, 2014. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, www.mediwound.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, based on the Company’s public filings as of April 30, 2014.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Clal Biotechnology Industries Ltd.(3)	9,789,555	46.0%
Lior Rosenberg(4)	1,851,272	8.7%
Harel Insurance Investments & Financial Services Ltd.(5)	1,366,333	6.4%
Migdal Insurance and Finance Company Ltd.(6)	1,667,156	6.1%
Directors and executive officers (7)	2,792,548	12.6%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”), and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)
The percentages shown are based on 21,297,844 ordinary shares issued and outstanding as of April 30, 2014 (which does not include the 755,492 treasury shares then outstanding, which we intend to cancel. For more detail please see Proposal 3 hereunder).

(3)
Consists of: (i) 8,208,973 ordinary shares held by Clal Life Sciences, LP, an Israeli limited partnership, whose managing partner is Clal Application Center Ltd., a wholly-owned subsidiary of Clal Biotechnology Industries Ltd., or CBI; and (ii) 1,580,582 ordinary shares held by CBI. Access Industries Group indirectly owns 100% of the outstanding shares of Clal Industries Ltd., which owns the majority of the outstanding shares of, and controls, CBI. The address of Clal Industries Ltd. is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and Access Industries Group's address is 730 Fifth Avenue, New York, New York 10019, United States.

(4)
Consists of (i) 141,067 ordinary shares held directly by Lior Rosenberg; and (ii) 1,710,205 ordinary shares held by L.R. Research & Development Ltd., as a trustee for the benefit of Mr. Rosenberg. Mr. Rosenberg is the sole shareholder of L.R. Research & Development Ltd.

(5)
Consists of (i) 1,229,016 ordinary shares which are held by certain subsidiaries of Harel Insurance Investments & Financial Services Ltd.; and (ii) 137,317 ordinary shares which are beneficially held by Harel Insurance Investments & Financial Services Ltd. for its own account. Harel Insurance Investments & Financial Services Ltd. is a widely held public company listed on the Tel Aviv Stock Exchange. The address of Harel Insurance Investments & Financial Services Ltd. is 3 Abba Hillel Rd. Ramat Gan, Israel.  The foregoing information is based on the Schedule 13G filed by Harel Insruance Investments & Financial Services Ltd. on April 7, 2014.

(6)
Consists of (i) 1,079,300 ordinary shares which are held by certain subsidiaries of Migdal Insurance and Financing Holdings Ltd. and (ii) 216,906 ordinary shares which are beneficially held by Migdal Insurance & Financing Holdings Ltd. for its own account. Migdal Insurance & Finance Holdings Ltd. is a widely held public company listed on the Tel Aviv Stock Exchange. The address of Migdal Insurance & Finance Holdings Ltd. is 4 Efal Street, Petah Tikva, Israel.

(7)
Consists of (i) 1,863,801 ordinary shares directly or beneficially owned by the Company’s directors and executive officers; and (ii) 928,655 ordinary shares constituting the cumulative aggregate number of options granted to the executive officers and directors which will have vested prior to June 29, 2014 but have not been exercised as of April 30, 2014.

PROPOSALS ONE AND TWO

Election of External Directors

Background

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Global Market, are required to appoint at least two external directors who meet the qualification requirements in the Companies Law. Appointment of external directors must be made by a general meeting of the shareholders no later than three months following the completion of the initial public offering.

A person may not serve as an external director if the person is a relative of a controlling shareholder or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinated, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of: (1) the Company; or (2) any person or entity controlling the Company on the date of such appointment; or (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by the Company or by the Company’s controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in the Company, a person may not serve as an external director if on the date of the person’s appointment or within the preceding two years the person has or had any affiliation or other disqualifying relationship with a person then serving as the chairman of the board of directors or the general manager (chief executive officer), any shareholder holding 5% or more of the Company’s shares or voting rights or the most senior financial officer as of the date of the person’s appointment.

The term “affiliation” and similar types of disqualifying relationships include (subject to certain exceptions) includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis (excluding insignificant relationships);

•	control; and

•
service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant; spouse’s descendant, sibling and parent; and the spouse of each of the foregoing.

The term “office holder” is defined as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title, a director or manager directly subordinated to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the Company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder or director of the Company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

Regulations promulgated under the Companies Law provide that an external director must meet certain professional qualifications or have financial and accounting expertise, and that at least one external director must have financial and accounting expertise. However, if at least one of the Company’s other directors: (1) meets the independence requirements of the U.S. Securities Exchange Act of 1934, as amended, (2) meets the standards of the Nasdaq Stock Market for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of the external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications.

A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to fully understand the Company’s financial statements and initiate debate regarding the manner in which the financial information is presented. The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in one of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. The external director may be reelected, subject to certain circumstances and conditions, to two additional terms of three years, and thereafter, subject to the conditions set out in the regulations promulgated under the Companies Law, to further three year terms. An external director may be removed by the same special majority of the shareholders required for his or her election, if he or she ceases to meet the statutory qualifications for appointment or if he or she violates his or her fiduciary duty to the Company. An external director may also be removed by order of an Israeli court if the court finds that the external director is permanently unable to exercise his or her office, has ceased to meet the statutory qualifications for his or her appointment, has violated his or her fiduciary duty to the Company, or has been convicted by a court outside Israel of certain offenses detailed in the Companies Law.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the Company, as specifically allowed by the Companies Law.

Both external directors are required to serve on the Company’s audit committee and compensation committee, and at least one external director is required to serve on each of the other committees of the Company’s Board that are authorized to exercise the powers of the Company’s Board.

Ms. Sarit Firon will serve as the chairwoman of the Company’s audit committee and as a member of the compensation committee. Dr. Abraham Havron will serve as the chairman of the Company’s compensation committee and a member of the Company’s audit committee.

Proposal One

The Board recommends the election of Ms. Sarit Firon as an external director of the Company.

The Board has previously determined that Ms. Sarit Firon satisfies the Companies Law’s external director requirements as well as the independent director requirements under the NASDAQ Listing Rules and the SEC rules.

Subject to the election of Ms. Firon as an external director, Ms. Firon shall be entitled to an annual cash compensation in accordance with regulations promulgated under the Companies Law, payable quarterly at the end of each quarter, for participating (in person or otherwise) in meetings of the Board and its committees, where travel to and from these meetings will be reimbursed separately.

In addition, our Board has determined that, following her election as an external director and subject to obtaining the approvals required under the Companies Law with respect to grants of compensation to directors (including approval by a compensation committee of our board to be constituted after the Meeting and by our shareholders in a future meeting of our shareholders) and meeting the requirements for compensation of external directors, the Company will to grant to Ms. Firon options to purchase 10,000 of our ordinary shares under our 2014 Share Incentive Plan.  The options would have a term of five years from the date of grant and vest over three years beginning on the first anniversary of the grant.  The exercise price would be equal to the average closing sales price per share of our ordinary shares on the Nasdaq Global Market over the thirty trading day period prior to the grant date.

The Company has received a statement from Ms. Firon in which she declares that she meets all of the requirements applicable to external directors as set forth in the Companies Law. Furthermore, Ms. Firon meets the requirement of the Companies Law of an external director who qualifies as an “accounting and financial expert”.

The following biographical information is provided with respect to Ms. Firon and is based upon information furnished to the Company by Ms. Firon.

Since December 2012, Ms. Firon has served as the chief executive officer of Extreme Reality Ltd., which provides real time software-based, 3D motion capture technology, using a single standard webcam.  From November 2011 to November 2012, Ms. Firon was the Chief Financial Officer of Kenshoo Ltd. From November 2007 to October 2011, Ms. Firon was Chief Financial Officer of MediaMind.  Ms. Firon also previously served as CFO of P-Cube, which was acquired by Cisco Systems. Ms. Firon also serves on the board of directors of Datorama Ltd., a developer of data analysis tools.  From 2000 to 2006, Ms. Firon served as an external director and member of the audit committee of MetaLink Ltd., a developer of wireline and wireless broadband communication solutions listed on the Nasdaq Stock Market.  Ms. Firon holds a B.A. in Accounting and Economics from Tel-Aviv University, Israel.

We are proposing to adopt the following resolution:

“RESOLVED, to elect Ms. Sarit Firon as an External Director of MediWound Ltd., in accordance with the requirements of the Companies Law.”

Proposal Two

The Board recommends the election of Dr. Abraham Havron as an external director of the Company.

The Board has previously determined that, subject to the determination of the audit committee described below, Dr. Abraham Havron satisfies the Companies Law’s external director requirements as well as the independent director requirements under the NASDAQ Listing Rules and the SEC rules.

Subject to the election of Dr. Havron as an external director, he shall be entitled to an annual cash compensation in accordance with regulations promulgated under the Companies Law, payable quarterly at the end of each quarter, for participating (in person or otherwise) in meetings of the Board of Directors and its committees, where travel to and from these meetings will be reimbursed separately.

In addition, our Board has determined that, following his election as an external director and subject to obtaining the approvals required under the Companies Law with respect to grants of compensation to directors (including approval by a compensation committee of our board to be constituted after the Meeting and by our shareholders in a future meeting of our shareholders) and meeting the requirements for compensation of external directors, the Company will to grant to Dr. Havron options to purchase 10,000 of our ordinary shares under our 2014 Share Incentive Plan.  The options would have a term of five years from the date of grant and vest over three years beginning on the first anniversary of the grant.  The exercise price would be equal to the average closing sales price per share of our ordinary shares on the Nasdaq Global Market over the thirty trading day period prior to the grant date.

The Company has received a statement from Dr. Havron, in which he declares that he meets all of the requirements applicable to external directors as set forth in the Companies Law.  Furthermore, Dr. Havron meets the requirement of the Companies Law of an external director who qualifies as an “expert director”.

Dr. Havron provided consulting services to the Company and received consulting fees from the Company of NIS 3,000 (less than $1,000) per year during the years 2006 to 2013.  Pursuant to regulations adopted under the Companies Law, this relationship, as a de minimis relationship, need not create an disqualifying “affiliation” between Dr. Havron and the Company which would disqualify him from serving as an external director.  The applicability of this exception requires that: (i) the relationship must be de minimis both from the perspective of the director candidate and the Company; (ii) the relationship must have commenced before the appointment; (iii) the audit committee shall have confirmed that the condition set forth in (i) has been met; and (iv) the relationship and the approval of the audit committee be presented to shareholders prior to the candidate's election.  The determination of our audit committee referred to in clause (iii) will be presented at the Meeting prior to the vote on Proposal Two.  In the event that our audit committee is unable to reach a determination that the consulting relationship is de minimis then the vote on Proposal Two will not take place at the Meeting.

The following biographical information is provided with respect to Dr. Havron and is based upon information furnished to the Company by Dr. Havron:

Since 2005, Dr. Havron has served as the Chief Executive Officer and a director of PROLOR Biotech Ltd., which in 2003 merged with OPKO Health Inc. Dr. Havron is also an external director of Kamada Ltd. and serves on its audit committee and compensation committee.  Dr. Havron is a 34-year veteran of the biotechnology industry and was a member of the founding team and Director of Research and Development of Interpharm Laboratories Ltd. (a subsidiary of Merck Serono S.A.) from 1980 to 1987. Dr. Havron served as Vice-President Manufacturing and Process-Development of BioTechnology General Ltd., based in Rehovot, Israel (now, a subsidiary of Ferring Pharmaceuticals) from 1987 to 1999; and Vice President and Chief Technology Officer of Clal Biotechnology Industries Ltd. from 1999 to 2003. Dr. Havron earned his PhD in Bio-Organic Chemistry from the Weizmann Institute of Science, and served as a Research Fellow at the Harvard Medical School, Department of Radiology.

We are proposing to adopt the following resolution:

“RESOLVED, to elect Dr. Abraham Havron as an External Director of MediWound Ltd., in accordance with the requirements of the Companies Law.”

The vote required for the election of each of Ms. Sarit Firon and Dr. Abraham Havron as external directors is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

In addition, election of Ms. Sarit Firon and Dr. Abraham Havron as external directors requires that either of the following two voting requirements be met as part of the approval of each of them by an ordinary majority of shares present and voting thereon:

•
the majority voted in favor of the proposal includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For these purposes, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds 50% or more of the voting rights in the Company or has the right to appoint the majority of the directors of the Company or its general manager (although with respect to certain matters, a controlling shareholder is deemed to include a person that holds 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights in the Company), but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the Company. A “personal interest” of a shareholder includes an interest of any person in an action or transaction of the Company, including a personal interest of such person's relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one's ownership of shares in the Company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

A shareholder must inform the Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder has a personal interest in approval of either Proposal One or Proposal Two, and failure to do so disqualifies the shareholder from participating in the vote.  Since it is highly unlikely that any of our shareholders has a personal interest in these matters and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, has no personal interest with respect to the approval of the election of the external directors and their remuneration.  If you believe that you, or a related party of yours, possesses a personal interest and you wish to participate in the vote on Proposal One or Proposal Two, you should indicate such personal interest in the space provided on the proxy card, and you should contact our Company’s General Counsel at +972-8-932-4010 or fax: +972-8-932-4011, who will advise you as to how to submit your vote for Proposal One or Proposal Two. If you hold your shares in “street name” and believe that you, or a related party of yours, possesses a personal interest in the approval of Proposal One or Proposal Two, you should contact the representative managing your account, who should then contact our General Counsel on your behalf.

Board Recommendation

The Board unanimously recommends that you vote “FOR” each of Proposal One and Proposal Two.

PROPOSAL THREE

Cancellation of Share Capital and Amendment of Articles of Association

Background

In 2012, we repurchased 755,492 of our ordinary shares from a shareholder.  Upon purchase, these 755,492 ordinary shares were classified as dormant shares under the Companies Law and treated as treasury shares for accounting purposes.  We refer to these shares as the Treasury Shares.  The Board has determined to cancel the Treasury Shares in order to simplify our capital structure and accounting.  As part of such cancellation, our authorized share capital will be reduced by NIS 7,554.92.  We are also proposing an amendment to our Articles of Association to reflect such decrease in share capital. The proposed amendment is attached hereto as Exhibit A.

We are proposing to adopt the following resolutions:

“RESOLVED, to cancel NIS 7,554.92 of our authorized share capital, comprising 755,492 dormant Ordinary Shares that were previously repurchased and are currently held by the Company as treasury shares such that following such cancellation of share capital, the authorized share capital of the Company shall be NIS 322,445.08, divided into 32,244,508 Ordinary Shares, nominal value NIS0.01 each; and

RESOLVED FURTHER, to amend the existing Amended and Restated Articles of Association of the Company as set forth in the First Amendment of the Amended and Restated Articles of Association in substantially the form attached hereto as Exhibit A, to reflect the authorized share capital of the Company following the cancellation of share capital.”

The vote required for Proposal Three is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal Three.

ADDITIONAL INFORMATION

 The Company’s Registration Statement, filed on Form F-1 with the SEC on March 3, 2014 and the Final Prospectus related thereto, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.mediwound.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules

Yavne, Israel May 13, 2014	By order of the Board of Directors: Ruben Krupik, Chairman of the Board of Directors

EXHIBIT A

MediWound Ltd.

First Amendment
to the Amended and Restated Articles of Association

Effective as of June ___, 2014

Capitalized terms not defined herein shall have the meaning ascribed to them in the Amended and Restated Articles of Association of MediWound Ltd. (the "Company"), which were adopted by the Company effective as of March 25, 2014 (the "Articles").

Article 6 of the Articles is hereby amended in its entirely to read as follows:

"6. The authorized share capital of the Company is New Israeli Shekels 322,445.08 divided into 32,244,508 ordinary shares of 0.01 New Israeli Shekel (one Agora) nominal value each (“Ordinary Shares”)."

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